------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN (1)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                            401 WEST MICHIGAN STREET
--------------------------------------------------------------------------------
                                    (Street)

                              MILWAUKEE, WI 53203
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                  AMERICAN MEDICAL SECURITY GROUP, INC. (AMZ)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                               October 3, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                               5.              6.
                                     2A.                      4.                               Amount of       Owner-
                                     Deemed                   Securities Acquired (A) or       Securities      ship
                        2.           Execution  3.            Disposed of (D)                  Beneficially    Form:      7.
                        Transaction  Date, if   Transaction   (Instr. 3, 4 and 5)              Owned Follow-   Direct     Nature of
                        Date         any        Code          -------------------------------  ing Reported    (D) or     Indirect
1.                      (Month/      (Month/    (Instr. 8)                    (A)              Transaction(s)  Indirect   Beneficial
Title of Security       Day/         Day/       ------------      Amount      or    Price      (Instr. 3       (I)        Ownership
(Instr. 3)              Year)        Year)       Code     V                   (D)              and 4)          (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            10/3/02                 S                  2,200      D     $14.03     1,643,425       D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
(1) As a result of the conversion of Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation, Cobalt Corporation became the owner of 100% of the issued and outstanding common stock of BCBSUW and Wisconsin United for Health Foundation, Inc. ("Foundation") became the owner of 77.5% of the issued and outstanding common stock of Cobalt Corporation.  Consequently, Cobalt Corporation became a beneficial owner and the Foundation became an indirect beneficial owner of the Common Stock owned by BCBSUW.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who respond to the collection of information
contained in this form are not required to respond                        (Over)
unless the form displays a currently valid OMB                   SEC 1474 (9-02)
control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or              3A.               Derivative    6.                of Underlying     8.       Benefi-   Secur-   of
             Exer-           Deemed   4.       Securities    Date              Securities        Price    cially    ity:     In-
             cise    3.      Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price   Trans-  tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of      action  Date,    Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of     Deriv-  Date    if any   (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative   ative   (Month/ (Month/  8)       4 and 5)      Date     Expira-            Number  ity      action(s) (I)      ship
Security     Secur-  Day/    Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)   Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN


/s/ Gail L. Hanson                                              10/04/02
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date
Gail L. Hanson, Senior Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


                                                                          Page 2

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.